Mail Stop 3561

September 29, 2008

Mr. Gregory Lykiardopoulos
Chief Executive Officer
Triton Distribution Systems, Inc.
One Harbor Drive, Suite 300
Sausalito, California 94965

   Re: **Triton Distribution Systems, Inc.**
       Form 10-KSB for the year ended December 31, 2007
       File No. 000-51046

Dear Mr. Lykiardopoulos:

We have completed our review of your Form 10-KSB and related filings, and have no further comments at this time.

         Sincerely,

         Linda Cvrkel
         Branch Chief